AM 3/5/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| SEC FILE NUMBER |
|---|
| 8- 30108 |

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III



02003037




FEB 27 2002


## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Invesco Services, Inc

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1315 Peachtree St, Ste 200
(No. and Street)

Atlanta (City) GA (State) 30309 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. PAUL RIBES, CFO AND TREASURER (404) 898-1890
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ARTHUR ANDERSEN LLP
(Name — *if individual, state last, first, middle name*)

133 PEACHTREE STREET NE (Address) ATLANTA (City) GA (State) 30303 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

VH 3-26-02

## OATH OR AFFIRMATION

I, PAUL RIBES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTESCO SERVICES INC, as of 12/31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

CFO

Title

Darlene J. O'Connell
Notary Public
Commission expires January 26, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


ANDERSEN

**REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS**

To INVESCO Services, Inc.:

We have audited the accompanying statements of financial condition of **INVESCO SERVICES, INC.** (a Georgia corporation and a wholly owned subsidiary of INVESCO Retirement, Inc., (Note 1) as of December 31, 2001 and 2000 and the related statements of income, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of INVESCO Services, Inc. as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Atlanta, Georgia
January 31, 2002


ANDERSEN

**INVESCO Services, Inc.**

Financial Statements and Schedule
as of December 31, 2001 and 2000
Together With Auditors' Reports


ANDERSEN

## REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

To INVESCO Services, Inc.:

In planning and performing our audits of the financial statements and supplemental schedule of **INVESCO SERVICES, INC.** for the years ended December 31, 2001 and 2000, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by INVESCO Services, Inc., including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future

periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Atlanta, Georgia
January 31, 2002

## INVESCO SERVICES, INC.

## STATEMENTS OF FINANCIAL CONDITION

## DECEMBER 31, 2001 AND 2000

### ASSETS

| | 2001 | 2000 |
|---|---|---|
| CASH AND CASH EQUIVALENTS | $395,626 | $235,768 |
| COMMISSIONS RECEIVABLE | 28,659 | 0 |
| RECEIVABLE FROM CUSTOMER | 0 | 182,376 |
| PREPAID EXPENSES AND OTHER ASSETS | 93,133 | 68,644 |
| Total assets | $517,418 | $486,788 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | 2001 | 2000 |
|---|---|---|
| INCOME TAXES PAYABLE (Note 3) | $ 61,309 | $ 40,045 |
| PAYABLE TO AFFILIATES (Note 4) | 10,824 | 205,646 |
| COMMISSIONS PAYABLE | 5,231 | 0 |
| ACCRUED EXPENSES | 13,370 | 10,870 |
| Total liabilities | 90,734 | 256,561 |
| STOCKHOLDER'S EQUITY: | | |
| Common stock, $1 par value; 5,000,000 shares authorized, 21,426 shares issued and outstanding in 2001 and 2000 | 21,426 | 21,426 |
| Additional paid-in capital | 638,500 | 488,500 |
| Accumulated deficit | (233,242) | (279,699) |
| Total stockholder's equity | 426,684 | 230,227 |
| Total liabilities and stockholder's equity | $517,418 | $486,788 |

The accompanying notes are an integral part of these statements.

## INVESCO SERVICES, INC.

## STATEMENTS OF INCOME

## FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

| | 2001 | 2000 |
|---|---|---|
| **REVENUES:** | | |
| Interest and other income | **$52,653** | $40,524 |
| Commissions revenue | **28,659** | 0 |
| Total revenues | **81,312** | 40,524 |
| **EXPENSES** | **(5,278)** | 0 |
| **INCOME BEFORE INCOME TAXES** | **76,034** | 40,524 |
| **INCOME TAX EXPENSE (Note 3)** | **29,577** | 15,764 |
| **NET INCOME** | **$46,457** | $24,760 |

The accompanying notes are an integral part of these statements.

## INVESCO SERVICES, INC.

## STATEMENTS OF STOCKHOLDER'S EQUITY

## FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

| | Common Stock | Additional Paid-In Capital | Accumulated Deficit | Total |
|---|---|---|---|---|
| **BALANCE, December 31, 1999** | $21,426 | $488,500 | $(304,459) | $205,467 |
| Net income and comprehensive income | 0 | 0 | 24,760 | 24,760 |
| **BALANCE, December 31, 2000** | 21,426 | 488,500 | (279,699) | 230,227 |
| Capital contribution | **0** | **150,000** | **0** | **150,000** |
| Net income and comprehensive income | **0** | **0** | **46,457** | **46,457** |
| **BALANCE, December 31, 2001** | **$21,426** | **$638,500** | **$(233,242)** | **$426,684** |

The accompanying notes are an integral part of these statements.

**INVESCO SERVICES, INC.**

**STATEMENTS OF CASH FLOWS**

**FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000**

| | 2001 | 2000 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net income | **$ 46,457** | $ 24,760 |
| Adjustments to reconcile net income to net cash (used in) operating activities: | | |
| Changes in assets and liabilities: | | |
| Receivable from affiliates | **0** | 2,730 |
| Receivable from customer | **182,376** | (182,376) |
| Commissions receivable | **(28,659)** | 0 |
| Prepaid expenses and other assets | **(24,489)** | (62,279) |
| Accrued expenses | **2,500** | 870 |
| Commissions payable | **5,231** | 0 |
| Payable to affiliates | **(194,822)** | 205,646 |
| Income taxes payable | **21,264** | 23,332 |
| Total adjustments | **(36,599)** | (12,077) |
| Net cash provided by operating activities | **9,858** | 12,683 |
| **CASH FLOW FROM FINANCING ACTIVITY:** | | |
| Contribution from parent | **150,000** | 0 |
| **INCREASE IN CASH AND CASH EQUIVALENTS** | **159,858** | 12,683 |
| **CASH AND CASH EQUIVALENTS, beginning of year** | **235,768** | 223,085 |
| **CASH AND CASH EQUIVALENTS, *end of year*** | **$395,626** | $235,768 |
| **SUPPLEMENTAL CASH FLOW INFORMATION:** | | |
| Federal income taxes paid to (refunded from) affiliates, net | **$ 0** | $ (7,968) |
| State income taxes paid, net | **$ 9,567** | $ 400 |

The accompanying notes are an integral part of these statements.

INVESCO SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

DECEMBER 31, 2001 AND 2000

## 1. ORGANIZATION

During the year 2000 and the majority of year 2001, INVESCO Services, Inc. (the "Company") was a registered broker-dealer operation used solely for the distribution of securities of investment companies. In September 2001, the Company received approval from the National Association of Securities Dealers to engage in transactions of additional products and services including equity securities.

In November 2001, the Company entered into an agreement with US Clearing ("USC"), a division of Fleet Securities, Inc., for clearing services on a fully disclosed basis for accounts introduced by the Company. USC services include access to securities of investment companies, individual equities, and fixed income products.

The Company is a subsidiary of INVESCO Retirement, Inc. (the "Parent"). The Parent's ultimate U.S. parent is AVZ, Inc. ("AVZ"), which is ultimately wholly owned by AMVESCAP, PLC ("PLC").

## 2. SIGNIFICANT ACCOUNTING PRINCIPLES

### Use of Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. However, management does not expect such variances to be material to the financial position or the results of operations of the Company.

### Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers shares of mutual funds which invest primarily in highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

### Revenue and Expense Recognition

The Company recognizes commission's revenue on a trade date basis as securities transactions occur. A third party is contracted for assistance in administration of the trades and the cost of such service is reflected as an expense in the accompanying statements of income.

### Income Taxes

AVZ and its subsidiaries file a consolidated federal income tax return. Each North American subsidiary is charged or credited by AVZ with an amount equivalent to the federal income tax expense or benefit as computed on a separate-return basis. The Company files a separate return for state income tax

purposes. Amounts due to AVZ for federal income taxes are included in income taxes payable in the accompanying balance sheets.

The Company uses the asset and liability method of accounting for income taxes. Using this method, deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates currently in effect. Deferred tax expense represents the change in the net deferred tax liability (Note 3).

### Comprehensive Income

Other than net income, there were no other components, which met the requirements to be included in other comprehensive income.

## 3. INCOME TAXES

Income tax expense for the years ended December 31, 2001 and 2000 consists of the following:

| | **2001** | 2000 |
|---|---|---|
| Current: | | |
| Federal | **$25,015** | $13,333 |
| State | **4,562** | 2,431 |
| | **29,577** | 15,764 |
| Deferred: | | |
| Federal | **0** | 0 |
| State | **0** | 0 |
| | **0** | 0 |
| Total | **$29,577** | $15,764 |

The total provision for income taxes is more than the amount computed by applying the statutory federal income tax rate of 35% to income before taxes. A reconciliation of this difference is as follows:

| | **2001** | 2000 |
|---|---|---|
| Income tax computed at statutory federal rate | **$26,612** | $14,184 |
| State income tax, net of federal income tax benefit | **2,965** | 1,580 |
| Total income tax expense | **$29,577** | $15,764 |

The Company has no deferred tax assets or liabilities at December 31, 2001 and 2000.

## 4. RELATED-PARTY TRANSACTIONS

The Company and its affiliates incur certain expenses on behalf of each other, which are accumulated in an intercompany account during the year. At December 31, 2001 and 2000, the Company has a payable of $12,078 and $205,646, respectively. These amounts are non-interest bearing and due upon demand.

In 2001 and 2000, the Company incurred $131,328 and $89,932, respectively in costs related to licensing fees and other operating expenses. Pursuant to a management agreement, affiliate companies reimbursed $131,328 and $89,932 of these costs in 2001 and 2000, respectively.

## 5. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This regulation requires both the maintenance of a minimum level of net capital as well as a ratio of aggregate indebtedness to net capital, both as defined. At December 31, 2001, the Company had net capital, as defined, of $306,086 which was $56,086 in excess of its required minimum net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.3:1 at December 31, 2001.

For the year 2001, the Company was exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 under paragraphs (k)(2)(i) and (ii). The Company did not hold customer cash or securities, cleared all transactions with and for customers on a fully disclosed basis with a clearing broker and dealer, and effectuated all transactions through one or more bank accounts designated as special accounts for the exclusive benefit of customers. The Company does not have balances which would be included in the reserve computation. In the opinion of management, the Company has complied with the exemptive provisions of Rule 15c3-3 throughout the year ended December 31, 2001.

SCHEDULE I

# INVESCO SERVICES, INC.

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

## DECEMBER 31, 2001

| | |
|---|---|
| **STOCKHOLDER'S EQUITY** | $426,684 |
| **DEDUCT NONALLOWABLE ASSETS:** | |
| Prepaid expenses and other assets | 93,133 |
| Other deductions--Fidelity Bond | 20,000 |
| **NET CAPITAL, before haircut on securities positions** | 313,551 |
| **HAIRCUT ON MONEY MARKET FUNDS** | 7,465 |
| **NET CAPITAL** | 306,086 |
| **MINIMUM NET CAPITAL REQUIRED** | 250,000 |
| **NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT** | $ 56,086 |
| **AGGREGATE INDEBTEDNESS:** | |
| Income taxes payable, accrued expenses, and payable to affiliates | $ 90,734 |
| **RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL** | 0.3:1 |

There are no material differences between the calculation as prepared above and the amounts for net capital and aggregate indebtedness in the Company's unaudited December 31, 2001 FOCUS report part IIA filing.

The accompanying notes are an integral part of this schedule.